UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 29, 2021

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 25, 2021, announcing the main resolutions to be proposed at STMicroelectronics’ 2021 Annual General Meeting of Shareholders.

PR N°C2992C

STMicroelectronics Reports on Resolutions to be Proposed
at the 2021 Annual General Meeting of Shareholders

Geneva, March 25, 2021 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced the resolutions to be submitted for adoption at the Annual General Meeting of Shareholders (AGM) which will be held in Schiphol, the Netherlands, on May 27, 2021.

The resolutions, proposed by the Supervisory Board, are:

•	The adoption of the Company’s statutory annual accounts for the year ended December 31, 2020, prepared in accordance with International Financial Reporting Standards (IFRS). The 2020 statutory annual accounts were filed with the Netherlands authority for the Financial Markets (AFM) on March 25, 2021 and are posted on the Company’s website (www.st.com) and the AFM’s website (www.afm.nl);

•	The distribution of a cash dividend of US$ 0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$ 0.06 in each of the second, third and fourth quarters of 2021 and first quarter of 2022 to shareholders of record in the month of each quarterly payment as per the table below;

•	The reappointment of Mr. Jean-Marc Chery as sole member of the Managing Board for a three-year term to expire at the end of the 2024 AGM;

•	The reappointment of Mr. Nicolas Dufourcq, as member of the Supervisory Board, for a three-year term to expire at the end of the 2024 AGM;

•	The adoption of an amended remuneration policy for the Managing Board, in line with recent changes in Dutch corporate law and the EU’s Shareholder Rights Directive II (SRDII);

•	The approval of the stock-based portion of the compensation of the President and CEO;

•	The adoption of a new 3-year Unvested Stock Award Plan for Management and Key Employees;

•	The authorization to the Managing Board, until the end of the 2022 AGM, to repurchase shares, subject to the approval of the Supervisory Board;

•	The delegation to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the end of the 2022 AGM;

•	The discharge of the sole member of the Managing Board; and

•	The discharge of the members of the Supervisory Board.

The record date for all shareholders to participate at the Annual General Meeting of Shareholders will be April 29, 2021. The complete agenda and all relevant detailed information concerning the 2021 AGM, as well as all related AGM materials, are available on the Company’s website (www.st.com) and made available to shareholders in compliance with legal requirements as of March 25, 2021.

COVID-19 (Coronavirus) outbreak

In response to the continuous global threat to health and safety posed by the coronavirus and in view of the upcoming AGM, ST is committed to keeping its shareholders, employees and other stakeholders healthy and safe. We are therefore taking precautionary measures to limit the risk of infection for all involved in our business operations. This includes avoiding unnecessary travels and physical gatherings. This approach will be also applied to our AGM. Hence, if you are a shareholder (or otherwise entitled to attend the AGM), we strongly encourage not to attend the AGM in person, but rather to exercise your voting right by internet or proxy.

ST will continue to closely monitor the situation and may adopt additional security measures (such as further limiting the physical participation to the AGM to core attendees only, as permitted by law).

The table below summarizes the full schedule for the quarterly dividend distribution:

Transfer between New York and Dutch registered shares restricted:
Quarter	Ex-dividend Date	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	From End of Business in Europe on:	Until Open of Business in NY on:
Q2 2021	21-Jun-21	22-Jun-21	23-Jun-21	29-Jun-21	21-Jun-21	23-Jun-21
Q3 2021	20-Sep-21	21-Sep-21	22-Sep-21	28-Sep-21	20-Sep-21	22-Sep-21
Q4 2021	13-Dec-21	14-Dec-21	15-Dec-21	21-Dec-21	13-Dec-21	15-Dec-21
Q1 2022	21-Mar-22	22-Mar-22	23-Mar-22	29-Mar-22	21-Mar-22	23-Mar-22

About STMicroelectronics

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel : +41.22.929.58.12

Celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33.6.59.16.79.08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	March 29, 2021	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services